SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of May, 2009.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page
1.	English press release entitled, “Announcement Regarding JOINT CORPORATION’s Filing of a Petition for Commencement of Corporate Rehabilitation Procedures,” made public on Friday May 29, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: May 29, 2009	By	/s/ Haruyuki Urata
Haruyuki Urata
Director
Deputy President
ORIX Corporation

May 29, 2009

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Investor Relations

Tel: +81-3-5419-5044

Fax: +81-3-5419-5901

Announcement Regarding JOINT CORPORATION’s Filing of a Petition for

Commencement of Corporate Rehabilitation Procedures

TOKYO, Japan – May 29, 2009 – ORIX Corporation (TSE: 8591; NYSE: IX), a leading integrated financial services group, in response to the petition for commencement of corporate rehabilitation procedures filed today with the Tokyo District Court by JOINT CORPORATION (TSE: 8874, “Joint Corporation”), in which ORIX has an investment, announced the impact that such event would have on the consolidated business results of ORIX.

The balance of ORIX’s investment in Joint Corporation and its affiliates as of the end of March, 2009 amounts to 10.7 billion yen. Depending on the progress of the rehabilitation plan, it is possible that ORIX would be required to record a loss with respect to such investment. Although ORIX has granted a 20 billion yen line of credit to Joint Corporation, there are no performed or outstanding loans thereto.

There is no planned modification to the forecast of ORIX’s consolidated business results for the fiscal year ending March 31, 2010 in connection with this event.

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 26 countries and regions worldwide, ORIX’s activities include corporate financial services, such as leases and loans, as well as automobile operations, rental operations, real estate-related finance, real estate, life insurance, and investment banking. For more details, please visit our website at: www.orix.co.jp/grp/index_e.htm

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “4. Risk Factors” of the “Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2008 – March 31, 2009.”

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